FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 22, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

22 July 2011

Details of Part VII Scheme - Securities issued by, and guarantees granted by, RBS N.V.

The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland N.V. (RBS N.V.) (formerly known as ABN AMRO Bank N.V.) announce that they presented a petition (the "Petition") to the Court of Session in Scotland (the "Court") on 21 July 2011 for an order under Part VII of the UK Financial Services and Markets Act 2000 to sanction a banking business transfer scheme in respect of eligible business carried on in the UK by RBS N.V. (the "Part VII Scheme").

The Part VII Scheme, if implemented, will be the first step in the process of the proposed transfers of a substantial part of the business activities of RBS N.V. to RBS plc (the "Proposed Transfers") announced on 19 April 2011: http://www.investors.rbs.com/RBS_NV.

Implementation of the Part VII Scheme is subject, amongst other matters, to Court and regulatory approvals. A preliminary hearing was held at the Court on 22 July 2011 and a hearing for the sanction of the Part VII Scheme is expected to be held on 23 September 2011. Subject to regulatory approval and provided the Court makes an order sanctioning the Part VII Scheme, it is expected that the Part VII Scheme will become effective on 17 October 2011 or such other date as RBS plc and RBS N.V. may agree in writing.

On 21 July 2011, RBS plc and RBS N.V. announced, subject to the disclaimer set out in that announcement, the publication of details of those securities issued by RBS N.V. which are eligible for the Part VII Scheme, indicating whether or not RBS plc is expected to become the issuer pursuant to the Part VII Scheme (subject to the relevant securities not having been exercised, redeemed or repurchased and cancelled prior to the implementation of the Part VII Scheme): http://www.investors.rbs.com/RBS_NV. For the securities in respect of which RBS plc is not expected to become the issuer pursuant to the Part VII Scheme, the expectation is that RBS N.V. will remain their issuer and RBS plc will not become their issuer pursuant to the Proposed Transfers generally.

In respect of guarantees granted by RBS N.V. in relation to securities issued by third parties (the "Guaranteed Securities") where the guarantees are eligible for the Part VII Scheme, RBS plc is not expected to become the guarantor of such Guaranteed Securities pursuant to the Part VII Scheme.

Any person who considers that they would be adversely affected by the carrying out of the Part VII Scheme may lodge written Answers (formal written objections) with the Court at Parliament House, Parliament Square, Edinburgh EH1 1RQ, United Kingdom, within 42 days of the publication of the last of the notices being published by RBS plc and RBS N.V. in relation to the Part VII Scheme, which is expected to be on or around 29 July 2011. In accordance with its present practice, the Court is also likely to consider any other objections to the Part VII Scheme which are made to it in writing or in person at the hearing to sanction the Part VII Scheme.

The Scheme Document

It is expected that, as part of the Part VII Scheme, amendments will be made to the terms of securities in respect of which RBS plc is expected to become the issuer as a result of the Part VII Scheme and to agreements RBS N.V. has entered into related to such securities in order to give effect to the Part VII Scheme and, amongst other matters, to mitigate certain potential adverse effects on holders of securities of RBS N.V..

Unless the context requires otherwise, capitalised terms used below are defined in the terms of the Part VII Scheme (the "Scheme Document"), a copy of which is available free of charge at http://www.investors.rbs.com/RBS_NV or on request by e-mailing: GBMRBSNVqueries@rbs.com or writing to: Novations Team, The Royal Bank of Scotland, Global Banking & Markets, European Operations Centre, Brampton Road, Newcastle-under-Lyme, Staffordshire, ST5 0QX, United Kingdom. Copies of the Petition and a summary of some of the principal terms of the Part VII Scheme are also available by the same means.

Where it is expected that RBS plc will become the issuer, the following principal amendments to the Capital Markets Securities issued by RBS N.V. are proposed to be made pursuant to the Part VII Scheme:

- References to RBS N.V. or ABN AMRO Bank N.V.: Where the terms and conditions of a Capital Markets Security (or a related agreement) refer to RBS N.V. or to ABN AMRO Bank N.V., those references shall be construed as a reference to RBS plc (see paragraph 5.3.1 of the Scheme Document);

- Dividend Amounts:  Where the terms and conditions of a Capital Markets Security provide for: (i) RBS N.V. as issuer to pay a "Dividend Amount" to holders of such Capital Markets Security; or (ii) the amount payable on maturity to be adjusted by a "Notional Dividend Amount", and the amount of any such Dividend Amount or Notional Dividend Amount currently falls to be calculated net of withholding tax at the rate provided for in the relevant Netherlands double tax treaty (whether because the terms and conditions of the Capital Markets Security specifically refer to the Netherlands tax treaty or to the tax actually suffered or to the rate provided for under "any relevant tax treaty"), the terms and conditions will be amended so that any such Dividend Amount or Notional Dividend Amount will, going forward, be calculated net of withholding tax at the rate provided for under whichever of the relevant UK tax treaty or the relevant Netherlands tax treaty provides for the lower rate of withholding tax (see paragraph 16.1 of the Scheme Document);

- Withholding tax: Where the terms and conditions of a Capital Markets Security (i) set out RBS N.V.'s obligations in the event of payments by it being subject to withholding for taxes of "The Netherlands"; and/or (ii) provide for RBS N.V. to have a right to redeem a Capital Markets Security if it has or will become obliged to pay additional amounts of taxes of "The Netherlands" in certain circumstances (or, in any such case, make substantially similar provision), references to "The Netherlands" in such provisions will be amended to refer to "the United Kingdom" (see paragraph 16.2 of the Scheme Document);

- Events of default: Any references in events of default to insolvency-related events that are specific to Dutch companies will be amended to refer to the closest equivalent concepts in the UK (see paragraph 16.3 of the Scheme Document); and

- Substitution provisions: Where the terms and conditions of a Capital Markets Security refer to the ability of the issuer to substitute a third party for itself subject to the provision of a guarantee by ABN AMRO Holding N.V. or RBS Holdings N.V., as the case may be (or make substantially similar provision), such references to the provision of a guarantee by ABN AMRO Holding N.V. or RBS Holdings N.V., as the case may be, shall instead be deemed to refer to the provision of a guarantee by RBS plc (see paragraph 16.4 of the Scheme Document).

It is also expected that agreements entered into by RBS N.V. relating to Capital Markets Securities issued by RBS N.V. (such as agency agreements, distribution agreements, index licence agreements and dealer agreements) which are governed by UK law, or any non-UK law which recognises the effect of the Part VII Scheme, will transfer to RBS plc under the Part VII Scheme when the securities to which they relate transfer to RBS plc (whether such securities transfer under the Part VII Scheme or otherwise). Where such agreements relate solely to securities not transferring under the Part VII Scheme, it is expected that they will transfer if and when the related securities transfer to RBS plc. Where such agreements relate solely to securities transferring under the Part VII Scheme or both to securities which have transferred to RBS plc and to securities which remain in RBS N.V., such agreements will transfer to RBS plc on the Effective Date of the Part VII Scheme. RBS plc will have rights and obligations under them to the extent that they relate to securities which have transferred to it and RBS N.V. will retain rights and obligations under them to the extent that they relate to securities which it retains. Where an agreement transfers to RBS plc and further Capital Markets Securities might be issued by RBS N.V. to which such agreement might relate, RBS N.V. will be added as a party to the relevant agreement for the purposes of any such future issues of securities by RBS N.V. See paragraphs 5.5 to 5.8 of the Scheme Document.

Certain Capital Markets Securities contain provisions that give RBS N.V. as issuer the right, under certain circumstances, to accelerate or alter its rights or obligations under such Capital Markets Securities and the exercise by RBS N.V. of such a right could result in the termination of the relevant Capital Markets Securities. Such circumstances include, but are not limited to: RBS N.V. being unable to maintain transactions necessary to hedge its obligations under such Capital Markets Securities, and RBS N.V. being unable to perform any obligation imposed on it by reason of its investment in the assets necessary to hedge its obligations under such Capital Markets Securities. Where it is expected that RBS plc will become the issuer pursuant to the Part VII Scheme, certain restrictions are proposed to be placed on RBS plc in relation to such circumstances to seek to ensure that RBS plc will not exercise, to the detriment of the beneficial owners of such Capital Markets Securities, any such rights that might otherwise have been available to it (to the extent that such rights arise solely as a result of the Part VII Scheme and certain other conditions are satisfied). See paragraph 15 of the Scheme Document.

For Further Information Contact:

RBS Group Investor Relations Emete Hassan, Head of Debt Investor Relations +44 207 672 1758	RBS Group Media Relations Michael Strachan, Group Media Centre +44 131 523 4414

Disclaimer
No person should place any reliance on the information referred to in this announcement concerning securities or guarantees in respect of which RBS plc is or is not expected to become the issuer or the guarantor or any other details of the Part VII Scheme in connection with making an investment decision or for any other purpose and should be aware that changes to the current proposals (including, without limitation, to the identity of the securities in respect of which RBS plc may become the issuer, the eventual manner in which RBS plc may become the issuer of such securities, the timing pursuant to which RBS plc may become the issuer of such securities or any other details of the Part VII Scheme as set out above or to the plans for the guarantees of the Guaranteed Securities) may be made if required, or if determined by RBS N.V. or RBS plc (in their absolute discretion) to be desirable for commercial or other reasons. Accordingly, nothing in this announcement should be taken as (or is) a representation as to the details of the Part VII Scheme or that RBS plc will or will not become the issuer or guarantor of any of the RBS N.V. securities or guarantees, whether in the manner described in this announcement, in accordance with the timing set out in this announcement, or at all. Investors should refer to http://www.investors.rbs.com/RBS_NV for information as to which securities RBS plc is or is not expected to become the issuer of as a result of the Part VII Scheme (such information being up-to-date as at the date there indicated). For the avoidance of doubt, this announcement has been prepared and circulated solely for information purposes and does not constitute an offer to any person. If you are in any doubt as to whether there is any tax or other impact on you as a result of the Proposed Transfers (including the Part VII Scheme), please discuss such matters with your advisers.

Cautionary Statement

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "forecast," "intend," "plan," "project" and similar expressions which indicate future events and trends may identify "forward-looking statements". In particular, this document includes forward-looking statements relating, but not limited, to the Proposed Transfers (including the Part VII Scheme). Such statements are based on current plans, estimates and projections and are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those projected or implied in the "forward-looking statements". Certain "forward-looking statements" are based upon current assumptions of future events which may not prove to be accurate. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the ability to complete restructurings on a timely basis; regulatory or legal changes (including those requiring any restructuring of the operations of The Royal Bank of Scotland Group plc (RBSG), RBS plc, RBS Holdings N.V. or RBS N.V.) in the United Kingdom, the Netherlands, the United States and other countries in which these entities operate; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; and the success of RBSG, RBS plc, RBS Holdings N.V. or RBS N.V. in managing the risks involved in the foregoing.

Undue reliance should not be placed on "forward-looking statements" as such statements speak only as of the date of this document. Neither RBSG, RBS plc, RBS Holdings N.V. nor RBS N.V. undertake to update any forward-looking statement contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 July 2011
THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary